UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                     -------


                           FINGER LAKES BANCORP, INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    31787C107
                                    ---------
                                 (CUSIP Number)


                                 MARCH 22, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31787C107             Schedule 13G                       Page  2 of 15
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1.       Name of Reporting Person       Endicott Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               91,300
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          91,300
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  91,300
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        2.9%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 31787C107             Schedule 13G                       Page  3 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               84,000
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          84,000
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  84,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        2.7%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 31787C107             Schedule 13G                       Page  4 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Offshore Investors, Ltd.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           British Virgin Islands

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               81,750
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          81,750
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  81,750
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        2.6%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

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CUSIP NO. 31787C107             Schedule 13G                       Page  5 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       W.R. Endicott, L.L.C.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               175,300
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          175,300
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  175,300
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.5%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 31787C107             Schedule 13G                       Page  6 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Management Co.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               113,700
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          113,700
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,700
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        3.6%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 31787C107             Schedule 13G                       Page  7 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Wayne K. Goldstein
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             289,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        289,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  289,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.1%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 31787C107             Schedule 13G                       Page  8 of 15
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Robert I. Usdan
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             289,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        289,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  289,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.1%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 31787C107             Schedule 13G                       Page  9 of 15
          ---------


ITEM 1.  (a)      NAME OF ISSUER

                  Finger Lakes Bancorp, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  470 Exchange Street
                  Geneva, new York  14456

ITEM 2.  (a)      NAMES OF PERSONS FILING

                  (i) Endicott Partners, LP, a Delaware limited partnership ("EPLP");

                  (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");

                  (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI");

                  (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP and EPII;

                  (v) Endicott Management Co., a Delaware corporation ("Endicott Management") and advisor to EPLP, EPII, EOI and two managed accounts.;

                  (vi) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRE LLC and Co-President of Endicott Management; and

                  (vii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC and Co-President of Endicott Management.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of (i) EPLP, (ii) EPII, (iii) WRE LLC, (iv) Endicott Management, (v) Mr. Goldstein and (v) Mr. Usdan is 237 Park Avenue, Suite 801, New York, New York 10017.

                  The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

         (c)      CITIZENSHIP

                  EPLP-- a Delaware limited partnership
                  EPII-- a Delaware limited partnership
                  EOI-- a British Virgin Islands international business company WRE LLC-- a Delaware limited liability company
                  Endicott Management-- a Delaware corporation
                  Mr. Goldstein-- United States
                  Mr. Usdan-- United States

CUSIP NO. 31787C107             Schedule 13G                       Page 10 of 15
          ---------


         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  31787C107

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  EPLP may be deemed to beneficially own 91,300 Shares. EPII may be deemed to beneficially own 84,000 Shares. EOI may be deemed to beneficially own 81,750 Shares.

                  WRE LLC may be deemed to beneficially own 175,300 Shares as a result of its voting and dispositive power over: (i) the 91,300 Shares held by EPLP and (ii) the 84,000 Shares held by EPII.

                  Endicott Management may be deemed to beneficially own 113,700 Shares as a result of its voting and dispositive power over (i) the 81,750 Shares held by EOI; and (ii) the 31,950 Shares held by two managed accounts.

                  Messrs. Goldstein and Usdan may each be deemed to beneficially own 289,000 Shares by virtue of their ultimate voting and dispositive power over: (i) the 91,300 Shares held by EPLP; (ii) the 84,000 Shares held by EPII; (iii) the 81,750 Shares held by EOI; and (iv) the 31,950 Shares held by the two managed accounts.

         (b)      PERCENTAGE BENEFICIALLY OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 3,173,807 Shares outstanding (as of March 8, 2002, as disclosed in the Company's Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on March 22, 2002), (i) EPLP may be deemed to beneficially own approximately 2.9% of the outstanding Shares, (ii) EPII may be deemed to beneficially own approximately 2.7% of the outstanding Shares, (iii) EOI may be deemed to beneficially own approximately 2.6% of the outstanding Shares, (iv) WRE LLC may be deemed to beneficially own approximately 5.5% of the outstanding Shares, (v) Endicott Management may be deemed to beneficially own approximately 3.6% of the outstanding Shares, (vi) Mr. Goldstein may be deemed to beneficially own approximately 9.1% of the outstanding Shares and (ix) Mr. Usdan may be deemed to beneficially own 9.1% of the outstanding Shares.

CUSIP NO. 31787C107             Schedule 13G                       Page 11 of 15
          ---------


         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i) EPLP may be deemed to have sole power to direct
                  the voting and disposition of the 91,300 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 84,000 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 81,750 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 175,300 Shares it beneficially owns by virtue of the relationships described in
                  Item 2. Endicott Management may be deemed to have sole power to direct the voting and disposition of the 113,700 Shares it may be deemed to beneficially own by virtue of the relationships described in Item 2.

                           (ii) By virtue of the relationships between and among
                  the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 289,000 Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  The limited partners and the general partner of EPLP and EPII and the shareholders and advisor of EOI and the shareholders of two managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EPLP, EPII, EOI and the two managed accounts in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  See Item 2.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for

CUSIP NO. 31787C107             Schedule 13G                       Page 12 of 15
          ---------


         the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 31787C107             Schedule 13G                       Page 13 of 15
          ---------


                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 2, 2002


                                   ENDICOTT PARTNERS, L.P.


                                   By:  W.R. Endicott, L.L.C.,
                                        its general partner


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                   ENDICOTT PARTNERS II, L.P.


                                   By:  W.R. Endicott, L.L.C.,
                                        its general partner


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                   W.R. ENDICOTT, L.L.C.


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                   ENDICOTT OFFSHORE INVESTORS, LTD.


                                   By:  /s/ Robert I. Usdan
                                        ---------------------------------------
                                        Name:   Robert I. Usdan
                                        Title:  Director

CUSIP NO. 31787C107             Schedule 13G                       Page 14 of 15
          ---------


                                   ENDICOTT MANAGEMENT CO.


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Co-President


                                   /s/ Wayne K. Goldstein
                                   --------------------------------------------
                                   Wayne K. Goldstein


                                   /s/ Robert I. Usdan
                                   --------------------------------------------
                                   Robert I. Usdan

CUSIP NO. 31787C107             Schedule 13G                       Page 15 of 15
          ---------


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.